UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly Held Company	NIRE 35.3.0053158-2

Minutes of the Board of Directors’ Meeting

held on January 18th, 2024

I.              Date, Time and Place: On January 18th, 2024 at 3 p.m.., at the headquarter of Natura &Co Holding S.A. (“Company”)

II.            Call Notice: Waived due to the attendance, by conference call, of all members of the Board of Directors of the Company.

III.          Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, chairman of the meeting and Co-President of the Board of Directors; Antonio Luiz da Cunha Seabra, Co-President of the Board of Directors; Pedro Luiz Barreiros Passos, Co-President of the Board of Directors; Gilberto Mifano, independent director; Carla Schmitzberger, independent director; Andrew George McMaster Jr., independent director; Georgia Melenikiotou, independent director; Bruno de Araújo Lima Rocha, independent director, e Maria Eduarda Mascarenhas Kertész, independent director. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV.             Presiding Board: Mr. Guilherme Peirão Leal chaired the meeting and invited Mr. Moacir Salzstein to act as secretary.

V.              Agenda: To analyze and to approve:

1. The Company's plan to voluntarily delist its American Depositary Shares ("ADSs"), represented by American Depositary Receipts ("ADRs"), each representing two common shares, no par value, from the New York Stock Exchange ("NYSE") and the filling of a Form 25 with the with the United States Securities and Exchange Commission ("SEC") to permanently delist the ADSs and to withdraw the ADSs from registration, in accordance with Section 12(b) of the U.S. Securities Exchange Act of 1934 ("Exchange Act"), to effectuate the delisting of the ADSs;

2. Authorization to the Company's Board to take all necessary measures to implement the above resolution, including: (i) filing Form 25 with the SEC, with a copy to the NYSE, to permanently delist the ADSs and to withdraw the ADSs from registration under the Exchange Act; (ii) obtaining all necessary approvals from the Brazilian Securities and Exchange Commission ("CVM"); and (iii) providing all necessary documents to the shares bookkeeper, ADR depositary, and the NYSE.

VI.            Resolutions: Following discussions related to the agenda items, the Board of Directors unanimously and without reservations approved:

1. The Company's plan to voluntarily delist its ADSs from the NYSE, represented by ADRs, each representing two common shares, no par value, and the filing of Form 25 with the SEC, with a copy to the NYSE, to permanently delist the ADSs and to withdraw the ADSs from registration under Section 12(b) of the Exchange Act;

2. Authorization to the Company's Board to take all necessary measures to implement the above resolution, including: (i) filing Form 25 with the SEC, with a copy to the NYSE, to effectuate the delisting of ADSs and withdraw the ADSs from registration under the Exchange Act; (ii) obtaining all necessary approvals from the CVM (if required); and (iii) providing all necessary documents to the shares bookkeeper, ADR depositary, and the NYSE.

VII.            Closing: The Chairman thanked everyone for being present and declared the meeting adjourned, suspended the meeting for these minutes to be drafted, which, after being read, discussed and found to be in order, were approved and signed by the board and by the attending members.

These minutes are a true copy of the original drafted in the proper book.

São Paulo, January 18th, 2024.

_________________________________

Moacir Salzstein

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: January 18, 2024